EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Thirteen weeks ended		Fiscal Year Ended

	May 1, 2004	May 3, 2003	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000

NET EARNINGS

Income from continuing operations	$47	$39	$209	$162	$111	$107	$59

Income tax expense	27	23	115	84	64	69	38

Interest expense, excluding capitalized interest	6	7	26	33	35	41	65

Portion of rents deemed representative of the interest factor (1/3)	45	41	179	165	158	155	170

	$125	$110	$529	$444	$368	$372	$332

FIXED CHARGES
Gross interest expense	$6	$7	$26	$33	$35	$42	$67

Portion of rents deemed representative of the interest factor (1/3)	45	41	179	165	158	155	170

	$51	$48	$205	$198	$193	$197	$237

RATIO OF EARNINGS TO FIXED CHARGES	2.5	2.3	2.6	2.2	1.9	1.9	1.4